Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3) and related Prospectus of Virtus Investment Partners, Inc. for the registration of common stock, preferred stock, warrants, depositary shares, stock purchase contracts and stock purchase units and debt securities, and to the incorporation by reference therein of our reports dated December 16, 2016 with respect to the consolidated financial statements of RidgeWorth Holdings LLC, RidgeWorth Capital Management LLC and RidgeWorth Capital Management, Inc. included in Virtus Investment Partners, Inc.’s Current Report on Form 8-K dated December 22, 2016, filed with the Securities and Exchange Commission.

Atlanta, Georgia

January 17, 2017